

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 8, 2017

Todd Hutchen
Vice President, General Counsel and Secretary
IBM Credit LLC
1 North Castle Drive
Armonk, NY 10504

> **Re: IBM Credit LLC**
> **Registration Statement on Form S-3**
> **Filed August 4, 2017**
> **File No. 333-219724**

Dear Mr. Hutchen:

This is to advise you that we have not reviewed and will not review your registration statements.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Stephen L. Burns, Esq.